UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          MT ULTIMATE HEALTHCARE CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    55377820
                                 (CUSIP Number)

                                NOVEMBER 14, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55377820

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1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      NITE CAPITAL LP
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|
      (b) |_|
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3)    SEC Use Only

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4)    Citizenship or Place of Organization Delaware

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Number of Shares           5)    Sole Voting Power                 82,833,333(1)
Beneficially               -----------------------------------------------------
Owned by Each              6)    Shared Voting Power                           0
Reporting                  -----------------------------------------------------
Person With                7)    Sole Dispositive Power               82,833,333
                           -----------------------------------------------------
                           8)    Shared Dispositive Power                      0
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person    82,833,333

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10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          |_|

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11)   Percent of Class Represented by Amount in Row 9                    9.3%(2)

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12)   Type of Reporting Person (See Instructions)                             PN

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(1)   Please see footnote (4) under Item 4. Ownership.
(2)   Please see footnote (4) under Item 4. Ownership as well as Item 4(b).

ITEM 1.

(A)   NAME OF ISSUER

      MT Ultimate Healthcare Corp. (the "Issuer").

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      18301 Von Karman, Suite 250, Irvine, CA 92612

ITEM 2.

(A)   NAME OF PERSONS FILING

      Nite Capital LP

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      100 East Cook Avenue, Suite 201, Libertyville, Illinois 60048

(C)   CITIZENSHIP

      Nite Capital LP is a Delaware limited partnership

(D)   TITLE OF CLASS OF SECURITIES

      Common stock, par value per share $.001 (the "Common Stock").

(E)   CUSIP NUMBER

      55377820

ITEM 3.

If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_| An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Nite Capital LP beneficially owns 82,833,333 shares of Common Stock.(3) (4)

      (b) Percent of class: 7.6% of Common Stock. The foregoing is based on 400,000,000 shares outstanding on November 14, 2005 based on information supplied by the Issuer; provided, that upon the issuance of additional shares of Common Stock to Nite Capital, LP as described in footnote (4) of Item 4, and in the 8-K of the Issuer dated November 14, 2005, such percentage ownership is anticipated to increase to approximately 9.3% of the issued and outstanding Common Stock of the Issuer.

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(3)   The general partner of Nite Capital LP is Nite Capital LLC, a Delaware limited liability company. Nite Capital LLC, in such capacity, has voting and investment control with respect to the shares of Common Stock beneficially owned by Nite Capital LP.
(4) As of the date of the filing of this document, Nite Capital, LP has only received a certificate for 30,500,000 shares of Common Stock. However, the Issuer has agreed to transfer to Nite Capital, LP an additional 52,333,333 shares of Common Stock immediately after the Issuer is able to increase its authorized shares of Common Stock in order to accommodate such obligation.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 82,833,333

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  82,833,333

            (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: November 20, 2005

NITE CAPITAL LP

By:    Nite Capital LLC

By:    Keith Goodman
       ----------------------------
Name:  Keith Goodman
Title: Manager